Exhibit (k)(2)

Amended and Restated EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

This AMENDED AND RESTATED AGREEMENT made as of the [   ] day of August, 2024, by and among Pender Real Estate Credit Fund, a Delaware statutory trust (the “Fund”) and Pender Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”) amends and restates the Expense Limitation and Reimbursement Agreement dated December 1, 2022 by among the Fund and Investment Manager (the “Agreement”).

WITNESSETH:

WHEREAS, the Investment Manager acts as investment adviser to the Fund pursuant to an Investment Management Agreement with the Fund (the “Investment Management Agreement”); and

WHEREAS, the parties wish to amend and restate the Agreement in its entirety to reflect the expense limitation and reimbursement for a third class of shares of the Fund known as A Class Shares;

NOW, THEREFORE, in consideration of the Fund engaging the Investment Manager pursuant to the Investment Management Agreement and other good and valuable consideration, the parties to this Agreement agree as follows:

1.      Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Prospectus as currently in effect.

2.       The Investment Manager agrees with the Fund to waive the Investment Management Fee and other fees, and to pay or absorb expenses of the Fund (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding any taxes, expenses incurred in connection with borrowings made by the Fund, brokerage commissions, loan servicing fees, incentive fees, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization after commencement of Fund operations, and extraordinary expenses, such as litigation expenses) will not exceed 2.75% of the net assets of I1 Class Shares on an annualized basis (the “I1 Class Expense Limitation”), will not exceed 2.50% of the net assets of I2 Class Shares on an annualized basis (the “I2 Class Expense Limitation”), and will not exceed 2.75% of the net assets of A Class Shares on an annualized basis (the “A Class Expense Limitation,” and together with the I1 Class Expense Limitation and I2 Class Expense Limitation, the “Expense Limitation”).

3.       This Agreement will have an initial term ending one (1) year from the date first written above, and during such term this Agreement may not be terminated by the Investment Manager or the Fund. This Agreement will automatically renew for consecutive one-year terms thereafter. Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4.       The Fund agrees to carry forward, for a period not to exceed (3) three years from the date on which a Waiver is made by the Investment Manager, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by the Investment Manager, and to repay the Investment Manager such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limitation in effect at the time of the Waiver and the Expense Limitation in effect at the time of the repayment. To the extent that such repayment is due, it shall be made as promptly as possible. To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5.       If this Agreement is terminated by the Fund, the Fund agrees to repay to the Investment Manager any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Investment Manager not later than (3) three years from the date on which a Waiver was made by the Investment Manager (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect. If this Agreement is terminated by the Investment Manager, the Fund agrees to repay to the Investment Manager, any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the Investment Company Act, such repayment will be made to the Investment Manager not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

6.       This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the Investment Company Act. To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the Investment Company Act, the applicable provisions of the Investment Company Act will control.

7.       This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

PENDER REAL ESTATE CREDIT FUND

By:	Cory Johnson
Title:	President

PENDER CAPITAL MANAGEMENT, LLC:

By:	Cory Johnson
Title:	Chief Executive Officer